

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

John Gandolfo
Chief Financial Officer
Eyenovia, Inc.
295 Madison Avenue, Suite 2400
New York, New York 10017

> **Re: Eyenovia, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed March 30, 2021**
> **File No. 001-38365**

Dear Mr. Gandolfo:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　Sincerely,

　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　Office of Life Sciences